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                            AMENDED AND CONSOLIDATED
                           CONVERTIBLE PROMISSORY NOTE

US$2,000,000                                             New York, New York
                                                         February 29, 2000

FOR VALUE RECEIVED, the undersigned, DynamicWeb Enterprises, Inc. (the "Company"), hereby promises to pay to the order of eB2B Commerce, Inc. ("eCom") at such place as eCom may designate in writing from time to time, the principal sum of two million United States Dollars (US$2,000,000) together with interest and costs as herein provided.

1 Relationship. This Note is given pursuant to the terms and conditions of the Loan Agreement, as amended, dated November 12, 1999 between the Company and eCom (the "Loan Agreement"). ECom made a series of loans between November 12, 1999 and December 29, 1999 to the Company. Pursuant to the Loan Agreement, the Company issued a promissory note for each of the First Loan and Second Loan to eCom representing an aggregate of $500,000; however a promissory note was not issued by the Company representing the Third Loan made by eCom to the Company, dated December 29, 1999. The promissory notes issued for the First Loan and Second Loan shall be surrendered and cancelled and this Note shall be issued representing the total Interim Loan. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Loan Agreement. The terms of the Loan Agreement are by this reference incorporated in this Note.

2 Interest. The outstanding principal balance of the Loan shall bear interest at the rate of eight percent (8%) per annum. All computations of interest shall be based on a 360-day year for the actual number of days passed. In the event this
Note is not repaid on the Maturity Date, the rate of interest applicable to the unpaid principal amount of this Note shall be adjusted to 13% per annum from the date of default until repayment; provided, that in no event shall the interest rate exceed the Maximum Rate as provided for in the Loan Agreement.

3 Term/Note Maturity Date. This Note will have a term maturing on the six month anniversary of the date of the Letter Agreement ("Maturity Date"), except that, in the event the Transaction does not close as a result of eCom choosing not to proceed to close the Transaction, for any reason, the new Maturity Date will become the first anniversary of the date of the Letter Agreement.

4 Conversion. In the event this Note is not repaid within 30 days of the Maturity Date, this Note, together with interest, will be convertible, at the discretion of eCom, into a number of shares of the Company's common stock determined by multiplying such amount by a fraction, the numerator of which is this Note amount plus accrued interest, and the denominator of which is $.25. In the event of conversion, eCom shall exercise such right in accordance with the provisions of the Loan Agreement.

5 Payments of Principal and Interest. The Company shall pay all principal and accrued interest on the Maturity Date.

6 Prepayment. The Company may prepay all or any portion of the amount due under this Note at any time without premium or penalty.

7 Events of Default; Acceleration. Upon occurrence of an Event of Default (as defined in the Loan Agreement), and the Event of Default remains as such for a period of ten (10) days after written notice thereof shall have been given to the Company by eCom, eCom may elect, at






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its sole discretion, to pursue one of the following remedies: (i) pursue its remedies under Section 6.2 or 6.3 of the Loan Agreement, (ii) exercise its right to convert all or a portion of the outstanding principal and accrued and unpaid interest on the Interim Loan, as provided in Section 1 of the Loan Agreement or
(iii) direct the escrow agent to deliver all or portion of the Escrow Shares to eCom, in accordance with the terms of the Escrow Agreement.

8 Liability and Waiver. The Company hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The non-exercise by eCom of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

9 Costs of Collection. The Company promises to pay: (i) all costs and expenses incurred by eCom, including without limitation reasonable attorneys' fees, in the event that eCom consults an attorney regarding a default by the Company, even though suit is not instituted; (ii) reasonable attorneys' fees, and all other reasonable costs, expenses and fees incurred by eCom, including costs on appeal, in the event that suit is instituted on this Note; (iii) all reasonable costs and expenses provided for in the Loan Agreement and/or incurred by or on behalf of eCom in connection with collecting or otherwise enforcing any right of eCom under this Note and the Loan Agreement; and (iv) all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees, incurred by eCom in connection with any bankruptcy, forfeiture, insolvency or reorganization proceeding or receivership in which the Company is involved, including, without limitation, those incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

10 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York shall apply to this Note and the Company hereby waives any right to stay or dismiss on the basis of forum non conveniens any action or proceeding brought before the courts of the State of New York sitting in New York County or of the United States of America for the Southern District of New York and hereby submits to the jurisdiction of such courts.

                                            DynamicWeb Enterprises, Inc.



                                            By: /s/ Steven L. Vanechanos, Jr.
                                                 -------------------------------
                                                  Steven L. Vanechanos, Jr.
                                                  Chief Executive Officer